ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Assets

Cash and cash equivalents	$	126,905
Cash segregated under federal regulations		5,300
Deposits with clearing organizations		30,058
Securities owned, at fair value		1,372
Securities borrowed		1,293,197
Receivable from brokers dealers and clearing organizations		115,429
Receivable from customers		45,939
Securities purchased under agreements to resell		25,499
Commissions receivable, net of allowance for doubtful accounts of $418		25,471
Income tax receivable from affiliate		2,662
Receivable from affiliates		2,703
Intangible assets, net of accumulated amortization of $1,041		166
Exchange and trading memberships		5,225
Goodwill		2,312
Prepaid expenses and other assets		1,800
Total assets		**1,684,038**

Liabilities and Member's Equity

Liabilities

Securities loaned	1,294,280
Payable to brokers, dealers and clearing organizations	62,239
Securities sold, but not yet purchased at fair value	1,382
Securities sold under agreements to repurchase	45,761
Payable to customers	54,682
Payable to affiliates	9,760
Accrued expenses and accounts payable	36,112
Total liabilities	**1,504,216**

Commitments and contingencies (Note 8)

Member's equity		179,822
Total liabilities and member's equity	$	**1,684,038**

The accompanying notes are an integral part of these consolidated financial statements.